Prospectus Supplement No. 1 to Prospectus dated September 7, 2005	Filed pursuant to Rule 424(b)(3) File No. 333-121957
BEIJING MED-PHARM CORPORATION
     This document supplements the prospectus, dated September 7, 2005, relating to offers and resales of up to 9,074,965 shares of our common stock, including 573,913 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of Post Effective Amendment No. 2 to our Registration Statement on Form S-1 (File No. 333-121957). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Entry into Agreement with MCM Klosterfrau GmbH
     On July 19, 2005, we entered into an agreement with MCM Klosterfrau GmbH (“Klosterfrau”), which was subsequently amended on September 20, 2005 (as amended, the “Agreement”). The Agreement relates to various services to be provided by us as a consultant to Klosterfrau in connection with, among other things, applying with the State Food and Drug Administration of the People’s Republic of China (the “SFDA”) to register Klosterfrau’s products Med-Angin and Med-Bronchol (together, the “Products”) and assisting Klosterfrau in obtaining import drug licenses for the Products by the end of 2008.
     Pursuant to the Agreement, Klosterfrau is obligated to make the following milestone payments to us in consideration for our services described above :
•	$35,000 within a week after contracting;

•	$35,000 within a week after submitting the application to the SFDA;

•	$30,000 within a week after commencing a quality control analysis;

•	$15,000 within a week after the review and acceptance of Product samples by the National Institute for the Control of Pharmaceutical and Biological Products;

•	within a week of receipt from the SFDA of the approval document for the clinical trials for the Products, an amount (estimated in the Agreement to be approximately $220,000) equal to the sum of the total expenses related to the clinical trials for the Products plus a service charge of 10% of the amount of such total expenses; and

•	$5,000 within a week after receiving the import drug licenses relating to the Products.
     The Agreement will terminate automatically upon the registration of the Products with the SFDA and Klosterfrau’s payment of all amounts owed to us. In addition, a party that breaches the Agreement will be required to pay to the non-breaching party an amount equal to 30% of all amounts paid by the non-breaching party to the breaching party at the time of the breach.
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 5 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is September 23, 2005